FOUR SEASONS HOTELS INC.

                             SECOND QUARTER OF 2004
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

THIS MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2004 IS PROVIDED AS OF AUGUST 9, 2004. IT SHOULD BE READ IN CONJUNCTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD AND THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2003 AND THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THAT PERIOD. EXCEPT AS DISCLOSED IN THIS MD&A OR THE MD&A fOR THE THREE MONTHS ENDED MARCH 31, 2004, THERE HAS BEEN NO MATERIAL CHANGE IN THE INFORMATION DISCLOSED IN THE MD&A FOR THE YEAR ENDED DECEMBER 31, 2003. A SUMMARY OF CONSOLIDATED REVENUES, MANAGEMENT EARNINGS, OWNERSHIP AND CORPORATE OPERATIONS EARNINGS AND NET EARNINGS FOR THE PAST EIGHT QUARTERS CAN BE FOUND IN NOTE 1.


OPERATING ENVIRONMENT

SEASONALITY

Four Seasons hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is usually lower in the period from December through March compared to the remainder of the year. Typically, the first quarter is the weakest quarter, and the fourth quarter is the strongest quarter for the majority of the properties.

Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, higher operating losses and lower cash flow in the first quarter, as compared to the other quarters. As a result, ownership operations usually incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to our resorts in the period.

HOTEL OPERATING RESULTS


-----------------------------------------------------------------------------------------------------------------------
                                       Three months ended June 30, 2004           Six months ended June 30, 2004
                                          increase over (decrease from)            increase over (decrease from)
                                        three months ended June 30, 2003          six months ended June 30, 2003
                                    (percentage change, on US dollar basis)   (percentage change, on US dollar basis)
-----------------------------------------------------------------------------------------------------------------------
                                                     Gross        Gross                       Gross         Gross
                                                   Operating    Operating                   Operating     Operating
                                                    Revenue      Profit                      Revenue       Profit
  REGION                               RevPAR(2)     (GOR)        (GOP)         RevPAR        (GOR)         (GOP)
-----------------------------------------------------------------------------------------------------------------------

  WORLDWIDE CORE HOTELS(3)              22.7%        19.5%        35.8%         18.4%         17.2%         33.3%
-----------------------------------------------------------------------------------------------------------------------
  US CORE HOTELS                         8.1%         6.6%         4.9%          8.3%          7.6%          8.6%
-----------------------------------------------------------------------------------------------------------------------
  OTHER AMERICAS/CARIBBEAN              30.9%        28.7%        61.4%         25.0%         24.4%         49.3%
  CORE HOTELS
-----------------------------------------------------------------------------------------------------------------------
  EUROPE CORE HOTELS                    30.9%        27.9%        43.4%         29.3%         27.8%         47.8%
-----------------------------------------------------------------------------------------------------------------------
  MIDDLE EAST CORE HOTELS              111.4%       106.6%       376.7%         91.0%        102.8%        372.8%
-----------------------------------------------------------------------------------------------------------------------
  ASIA/PACIFIC CORE HOTELS              96.7%        64.8%       307.8%         44.4%         35.9%         97.1%
-----------------------------------------------------------------------------------------------------------------------


Underlying these operating results:

o Business and leisure travel demand improved in the majority of the markets in which we operate. Group meetings demand continued to lag behind business and leisure travel demand in the quarter, and properties that typically derive the larger portion of their business from group travel (including Aviara and the Ritz-Carlton Chicago) experienced RevPAR declines. Excluding the properties in Aviara and Chicago, RevPAR in the US would have increased 11.4% in the second quarter of 2004, as compared to the same period in 2003 (11.9% for the six months ended June 30, 2004, as compared to the same period in 2003). For the second quarter of 2004, the 11.4% RevPAR improvement is the result of a 3.5 percentage point increase in occupancy and a 6.2% increase in achieved room rates, as compared to the same period in 2003.

o Properties under management in Boston, Los Angeles, San Francisco, New York and Palm Beach performed particularly well on a RevPAR basis relative to the average for their region. These markets benefited from the increase in both business and leisure travel demand.

o In the Other Americas/Caribbean region, the properties under management in Toronto and Vancouver experienced a significant RevPAR increase, reflecting a recovery from the negative impact of Severe Acute Respiratory Syndrome ("SARS") in those markets in 2003. In the second quarter of 2004, occupancy in the region increased to 66.9% (from 51.1% in 2003) and achieved room rates increased 4.8%, as compared to the second quarter of 2003.

o With the exception of Berlin, all of the properties in the European region had solid RevPAR improvements as a result of improved demand in the quarter, as compared to the first half of

     2003 when the war in Iraq had a significant negative impact on travel. Occupancy in the European region (including Berlin) increased to 66.3% for the quarter (from 58.1% in the same period in 2003) and achieved room rates increased 15.4% in the three months ended June 30, 2004, as compared to the three months ended June 30, 2003.

o All of the properties in the Middle East region had significant RevPAR improvements as a result of improved demand and higher rates during the quarter, as compared to the first half of 2003 when the war in Iraq had a significant negative impact on travel. For the second quarter of 2004, occupancy in the region increased to 69.5% from 36.4%, and achieved room rates improved 13.9%, as compared to the second quarter of 2003.

o The significant increase in RevPAR at the properties under management in Asia/Pacific in 2004 reflects a recovery from the negative impact of SARS in the region in 2003. In most of the markets in the region, demand has improved beyond budgeted levels and the levels the region was experiencing prior to the SARS outbreak in 2003. Occupancy increased to 66.7% for the quarter (from 35.5% in the same period in 2003) and achieved room rates increased 10.2% in the second quarter of 2004, as compared to the same period in 2003.

o Growth in revenues other than room revenues increased at a somewhat lower rate than RevPAR, particularly in the Asia/Pacific region. This pattern is consistent with other previous economic recoveries when ancillary revenues typically had a six to nine month lag to RevPAR improvements. Recovery in travel demand in the Asia/Pacific region began in late 2003 and it was the last region to experience improvements.

o The significant increase in gross operating margins(4) was attributable to revenue improvements and cost management efforts at all our properties. Nonetheless, there was continued pressure on profit margins, particularly in the US, due to higher costs related primarily to labour (including health care, benefits and workers' compensation), energy and insurance. The most significant improvements were realized in the Middle East and Asia/Pacific regions and in particular, the properties in Amman, Cairo, Sharm el Sheikh, Bali, Chiang Mai, Maldives, Shanghai and Singapore.

FINANCIAL REVIEW AND ANALYSIS

THREE MONTHS ENDED JUNE 30, 2004 COMPARED TO THREE MONTHS ENDED JUNE 30, 2003

MANAGEMENT OPERATIONS

Management fee revenues (excluding reimbursed costs(5)) increased 41.6%, or $12.2 million, to $41.5 million in the three months ended June 30, 2004, as compared to $29.3 million in the same period last year. This increase was the result of the improvement in revenues under management resulting from RevPAR and other revenue increases at the Core Hotels under management and an increase in fees from recently opened hotels.

Incentive fees increased 72.7% in the three months ended June 30, 2004, as compared to the same period in 2003, with 36 of the hotels and resorts under management accruing incentive fees in 2004, as compared to 26 during the same period last year. The increase in incentive fees was attributable to the improvement in gross operating profits at the properties under management in each of the geographic regions in which we operate.

General and administrative expenses (excluding reimbursed costs) increased to $11.5 million in the second quarter of 2004 from $8.9 million for the same period in 2003. During the quarter, costs related to new development and growth opportunities, including travel costs, increased approximately $1 million. It is expected that a significant portion of these costs, which relate to new management opportunities, will be allocated to the specific projects. In addition, during the quarter, as a result of the improved economic and business environment, we held several regional and company-wide management meetings, some of which had been postponed for the past three years. The cost of these meetings, together with management compensation relating to profit participation that was accrued during the second quarter of 2004 and for which there was not a similar accrual in 2003, accounted for approximately $700,000 of the quarterly increase.

As a result of the items described above, our management earnings before other operating items for the second quarter of 2004 increased 47.1% to $30.1 million, as compared to $20.5 million in the second quarter of 2003. Our management operations profit margin(6) (excluding reimbursed costs) increased to 72.4% in the second quarter of 2004, as compared to 69.7% in the second quarter of 2003.


OWNERSHIP AND CORPORATE OPERATIONS(7)

Operating results from ownership and corporate operations before other operating items improved $3.7 million (68%) to a loss of $1.7 million in the second quarter of 2004, as compared to a loss of $5.4 million in the second quarter of 2003.

RevPAR at The Pierre increased 20.1% primarily as a result of an 11.7 percentage point improvement in occupancy in the second quarter of 2004, as compared to the same period in 2003, reflecting higher travel demand in New York. As a result, the operating results at The Pierre improved $2 million in the second quarter of 2004, as compared to the same period last year.

RevPAR at Four Seasons Hotel Vancouver increased 26% during the second quarter of 2004, as compared to the same period in 2003. As a result, the operating results at that hotel improved $761,000 in the second quarter of 2004, as compared to the same period last year.

Since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments in 2004 have been limited to the cash flow generated by the hotel. This resulted in a decline of $1.2 million in the operating loss from Four Seasons Hotel Berlin in the second quarter of 2004, as compared to the same period last year. We have been given notice of termination of the lease of the hotel by the landlord. Based on the terms of the new lease entered into by the landlord, as disclosed to us by the landlord, we will not exercise our right of first offer in respect of the lease and, as a result, we will likely cease managing the hotel before the end of the year. The termination of the lease will result in the write-off of the net book value of our investment in the hotel of approximately $1 million.

We continue to be in discussions with the landlords of The Pierre and Four Seasons Hotel Vancouver to determine what, if any, alternatives may be available to modify or restructure our investments in these hotels. There can be no assurance that acceptable alternative arrangements will be agreed upon with respect to any or all of these hotels or what the terms of any such alternative arrangements would be.


STOCK OPTION EXPENSE

Stock option expense for the second quarter of 2004 was $494,000, as compared to $144,000 for the same period in 2003. Stock option expense is allocated between Management Operations ($206,000) and Ownership and Corporate Operations ($288,000).


OTHER EXPENSE

Other expense for the second quarter of 2004 was $3 million, as compared to $12.1 million for the same period in 2003.

Other expense for the second quarter of 2004 was primarily a non-cash, unrealized $3 million foreign exchange loss, compared to a $9.2 million foreign exchange loss for the same period in 2003. These foreign exchange losses arose from the translation to Canadian dollars at current exchange rates at the end of each month of our non-Canadian dollar-denominated net monetary assets that are not included in our designated self-sustaining subsidiaries, and local currency foreign exchange gains and losses on net monetary assets incurred by our designated foreign self-sustaining subsidiaries. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian generally accepted accounting principles (GAAP).

Also included in other expense during the second quarter of 2003 were legal and other enforcement costs of $2.9 million in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle. The Seattle dispute was settled in July 2003. Although the dispute with the owner of the Caracas hotel is outstanding, future expenses associated with the

Caracas dispute are not expected to be significant. These disputes are more fully described in the MD&A for the year ended December 31, 2003.


NET INTEREST INCOME

During the second quarter of 2004, we had net interest income of $666,000, as compared to $667,000 in the second quarter of 2003. Net interest income is a combination of $3.9 million in interest income and $3.2 million in interest expense in the second quarter of 2004, as compared to $3.3 million and $2.6 million, respectively, for the same period in 2003. The increase in interest income is primarily attributable to higher interest income from loans to managed properties. The increase in interest expense is primarily attributable to higher interest costs relating to the convertible notes and convertible senior notes.


INCOME TAX EXPENSE

Our tax expense during the second quarter of 2004 was $5 million (effective tax rate of 22.5%), as compared to a tax recovery of $0.9 million in the second quarter of 2003. The variation from our expected 24% tax rate is the result of certain items not being tax effected, including a portion of the unrealized foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected.


NET EARNINGS AND EARNINGS PER SHARE(8)

Net earnings for the quarter ended June 30, 2004 were $17.3 million ($0.49 basic earnings per share and $0.46 diluted earnings per share), as compared to a net loss of $1.4 million ($0.04 basic and diluted loss per share) for the quarter ended June 30, 2003. For the three months ended June 30, 2004, diluted earnings per share was calculated using the number of shares equal to the weighted average number of Variable Multiple Voting Shares (3,832,172 shares; 2003 - 3,982,172 shares) and Limited Voting Shares (31,652,702 shares; 2003 - 30,931,770 shares) outstanding during the three months ended June 30, 2004, the number of Limited Voting Shares issuable at that date pursuant to outstanding options, calculated pursuant to the treasury stock method (1,494,286 shares; 2003 - nil shares), and the number of Limited Voting Shares into which our outstanding convertible notes issued in September 1999 and due 2029 could be converted (3,463,155 shares; 2003 - nil shares).

SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO SIX MONTHS ENDED JUNE 30, 2003

MANAGEMENT OPERATIONS

Management fee revenues (excluding reimbursed costs) increased 27.7%, or $16.3 million, to $74.9 million in the six months ended June 30, 2004, as compared to $58.6 million in the same period last year. This increase was the result of the improvement in revenues under management resulting from RevPAR and other revenue increases at the Core Hotels under management and an increase in fees from recently opened hotels.

Incentive fees increased 49.2% in the six months ended June 30, 2004, as compared to the same period in 2003, with 37 of the hotels and resorts under management accruing incentive fees in 2004, as compared to 31 during the same period last year. The increase in incentive fees was attributable to the improvement in gross operating profits at the properties under management in each of the geographic regions in which we operate.

General and administrative expenses (excluding reimbursed costs) increased to $22.3 million for the six months ended June 30, 2004 from $18.6 million for the same period in 2003. During the first half of 2004, costs related to new development and growth opportunities, including travel costs, increased approximately $1 million. It is expected that a significant portion of these costs, which relate to new management opportunities, will be allocated to the specific projects. In addition, during the first six months of 2004, as a result of the improved economic and business environment, we held several regional and company-wide management meetings, some of which had been postponed for the past three years. The cost of these meetings, together with management compensation relating to profit participation that was accrued during the first six months of 2004 and for which there was not similar entitlement in 2003, accounted for approximately $1.1 million of the increase.

As a result of the items described above, our management earnings before other operating items for the six months ended June 30, 2004 increased 31.4% to $52.6 million, as compared to $40.0 million for the six months ended June 30, 2003. Our management operations profit margin (excluding reimbursed costs) increased to 70.2% for the first six months of 2004, as compared to 68.2% for the same period last year.


OWNERSHIP AND CORPORATE OPERATIONS

Operating results from ownership and corporate operations before other operating items improved $7.2 million (38.5%) to a loss of $11.5 million in the six months ended June 30, 2004, as compared to a loss of $18.7 million for the same period in 2003.

RevPAR at The Pierre increased 23.2% primarily as a result of a 13.3 percentage point improvement in occupancy in the first half of 2004, as compared to the same period in 2003, reflecting higher travel demand in New York. As a result, the operating results at The Pierre improved $3.9 million in the first six months of 2004, as compared to the same period last year.

RevPAR at Four Seasons Hotel Vancouver increased 15.2% during the first six months of 2004, as compared to the same period in 2003. As a result, the operating results at that hotel improved $925,000 in the first six months of 2004, as compared to the same period last year.

As discussed above, since reaching our maximum funding obligation of the stipulated minimum lease payments at Four Seasons Hotel Berlin in August of 2003, the lease payments in 2004 have been limited to the cash flow generated by the hotel. This resulted in a decline of $3.1 million in the operating loss from Four Seasons Hotel Berlin in the first six months of 2004.


STOCK OPTION EXPENSE

Stock option expense for the six months ended June 30, 2004 was $907,000, as compared to $159,000 for the same period in 2003. Stock option expense is allocated between Management Operations ($401,000) and Ownership and Corporate Operations ($506,000).


OTHER INCOME (EXPENSE)

Other income for the six months ended June 30, 2004 was $1.3 million, as compared to an expense of $25 million for the same period in 2003.

Included in other income for the six months ended June 30, 2004 was a non-cash, unrealized $1.7 million foreign exchange gain, as compared to a $17.5 million foreign exchange loss for the same period in 2003.

Also included in other income for the six months ended June 30, 2004 were legal and other enforcement costs of $273,000 in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle, as compared to costs of $7.5 million for the same period in 2003. The Seattle dispute was settled in July 2003. Although the dispute with the owner of the Caracas hotel is outstanding, future expenses associated with the Caracas dispute are not expected to be significant. These disputes are more fully described in the MD&A for the year ended December 31, 2003.


NET INTEREST INCOME

During the six months ended June 30, 2004, we had net interest income of $1.8 million, as compared to $1.3 million in the same period in 2003. Net interest income is a combination of $7.9 million in interest income and $6.1 million in interest expense in the first six months of 2004, as compared to $6.8 million and $5.5 million, respectively, for the same period in 2003. The increase in interest income is primarily attributable to higher interest income from loans to managed properties. The increase in interest expense is primarily attributable to higher interest costs relating to the convertible notes and convertible senior notes.


INCOME TAX EXPENSE

Our tax expense during the first six months of 2004 was $8.2 million (effective tax rate of 22.2%), as compared to a tax recovery of $599,000 in the same period in 2003. The variation from our expected 24% tax rate is the result of certain items not being tax effected, including a portion of the unrealized foreign exchange gains and losses, since they will never be realized for tax purposes. In addition, stock option expense is not deductible for Canadian tax purposes and, as such, is not tax effected.


NET EARNINGS AND EARNINGS PER SHARE

Net earnings for the six months ended June 30, 2004 were $28.8 million ($0.81 basic earnings per share and $0.78 diluted earnings per share), as compared to a net loss of $10.7 million ($0.31 basic and diluted loss per share) for the six months ended June 30, 2003. For the six months ended June 30, 2004, diluted earnings per share was calculated using the number of shares equal to the weighted average number of Variable Multiple Voting Shares (3,832,172 shares; 2003 - 3,982,172 shares) and Limited Voting Shares (31,553,977 shares; 2003 - 30,916,220 shares) outstanding during the six months ended June 30, 2004, the number of Limited Voting Shares issuable at that date pursuant to outstanding options, calculated pursuant to the treasury stock method (1,467,988 shares; 2003 - nil shares), and the number of Limited Voting Shares into which our outstanding convertible notes issued in September 1999 and due 2029 could be converted (3,463,155 shares; 2003 - nil shares).


LIQUIDITY AND CAPITAL RESOURCES

FINANCING ACTIVITIES

During the quarter, we issued US$250 million (principal amount) convertible senior notes. We intend to use the net proceeds from the sale of the convertible senior notes to repay outstanding indebtedness and for general corporate purposes, including the making of investments in, or advances in respect of or to owners of, properties with a view to obtaining new management agreements or enhancing existing management agreements. These convertible senior notes bear interest at the rate of 1.875% per annum (payable semi-annually in arrears on January 30 and July 30 to holders of record on January 15 and July 15, beginning January 30, 2005) and will mature on July 30, 2024, unless earlier redeemed or repurchased. The convertible senior notes are convertible into Limited Voting Shares of Four Seasons Hotels Inc. at an initial conversion rate of 13.9581 shares per US$1,000 principal amount (equal to a conversion price of approximately US$71.64 per Limited Voting Share), subject to adjustments in certain events, only when (i) the closing price of the Limited Voting Shares measured over a specified number of trading days is more than 130% of the conversion price, (ii) the market price of a convertible senior note measured over a specified number of trading days is less than 95% of the closing sale price of the Limited Voting Shares into which they may be converted, (iii) we call the convertible senior notes for redemption, or (iv) specified corporate transactions or a "fundamental change" has occurred. Holders of the convertible senior notes will have the right to require us to purchase the convertible senior notes on July 30, 2009, July 30, 2014 and July 30, 2019 and in connection with certain events. Subject to conversion rights, we will have the right to redeem the convertible senior notes for their principal amount, plus any accrued and unpaid interest, beginning August 4, 2009.

In accordance with Canadian GAAP, the convertible senior notes are bifurcated on our financial statements into a debt component (representing the principal value of a bond of US$211.8 million, which was estimated based on the present value of a US$250 million bond maturing in 2009, yielding 5.33% per annum, compounded semi-annually, and paying a coupon of 1.875% per annum) and an equity component (representing the value of the conversion feature of the convertible senior notes).

In connection with the offering, we have entered into a five-year interest rate swap with an initial notional amount of US$211.8 million, pursuant to which we have agreed to receive interest at a fixed rate of 5.33% per year and pay interest at six-month LIBOR, in arrears, plus 0.4904%. At LIBOR of approximately 2.0% (the current six-month LIBOR), this swap arrangement results in a net effective interest rate of approximately minus 0.96% per year in respect of US$211.8 million of the principal amount of the convertible senior notes or a payment of approximately US$2.0 million to us. This arrangement will result in a net interest payment to us until LIBOR increases more than approximately 100 basis points from the current level. For accounting purposes, we treat the swap arrangement as a hedge of the interest related to the debt component of the convertible senior notes, which will result in an effective interest rate for accounting purposes of six-month LIBOR, in arrears, plus 0.4904%, which is the swap interest rate.

During 1999, we issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters' commission, were US$166 million. We are entitled to redeem the convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 4 1/2% per annum. Holders of the convertible notes have conversion rights, which they can exercise at any time before the maturity date or the date of redemption of the convertible notes, pursuant to which they can require us to issue to them 5.284 Limited Voting Shares for each US$1,000 principal amount of convertible notes. The holders of convertible notes also can require us to repurchase the convertible notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 4 1/2% per annum. This right is also available in September 2009 and September 2014. We have a choice of settling our obligation, in connection with the conversion or purchase of the convertible notes at the option of the holder, with cash or Limited Voting Shares.

As described above, we are entitled to redeem all or a portion of the convertible notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest (calculated at 4 1/2% per annum) to the date of purchase. We have determined that, absent significant changes in market circumstances, we will redeem all of the convertible notes that are outstanding on September 23, 2004 for cash, which would require a cash payment to the convertible note holders of approximately US$215.5 million, assuming that none of the holders exercised their right to convert their convertible notes before the redemption date. In accordance with Canadian GAAP, we allocate the consideration paid on extinguishment of the convertible notes to the liability and equity components based on their relative fair values at the date of the redemption. Depending on interest rates at the date of redemption, we expect to recognize a pre-tax accounting loss which could be in the range of $44 million to $14 million related to the debt component of the convertible notes (representing the difference between the carrying value of the debt component and the allocated relative fair value of the debt component - estimated as the present value of these zero-coupon bonds, yielding an assumed 25-year interest rate ranging from 7.5% to 8.5% per annum, compounding semi-annually). This loss will be recorded in the statement of operations. In addition, at the interest rates noted above, we expect to recognize a pre-tax accounting gain on the extinguishment of the equity component of the convertible notes which could be in the range of approximately $32 million to $2 million. The gain will be recorded directly in retained earnings. The amount of the gain and loss is extremely sensitive to interest rate changes. The expected net impact on retained earnings from the extinguishment of both the debt and equity components of the convertible notes would be a reduction of approximately $12 million, although the US to Canadian dollar exchange rates will affect the net impact.

During the second quarter of 2004, we finalized a committed bank credit facility of US$100 million which expires June 2005 and replaces credit facilities of US$212.5 million. We have agreed to maintain a minimum cash balance of at least $75 million in our account with the agent for the facility while any liabilities are owing under the facility. As at June 30, 2004, no amounts were borrowed under this credit facility. However, approximately US$14 million of letters of credit are currently issued under those facilities. No amounts have been drawn under these letters of credit. We believe that, absent unusual opportunities, this bank credit facility, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated investment commitments related to our current growth objectives.

Primarily as a result of the completion of our offering of US$250 million (principal amount) of convertible senior notes during the second quarter of 2004 described above and including the $75 million described above, our cash and cash equivalents were $467.2 million as at June 30, 2004, as compared to $170.7 million as at December 31, 2003.

Long-term obligations (as determined under Canadian GAAP) increased from $120.1 million as at December 31, 2003 to $413.4 million as at June 30, 2004, primarily as a result of the issue of the convertible senior notes in the quarter, to accreted interest on our convertible notes (which were issued in September 1999 and due 2029) and foreign exchange translation.


CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

We have provided certain guarantees and have other commitments in connection with properties under our management totalling a maximum of $29.8 million. Other than the issuance of convertible senior notes issued in June 2004 and due 2024 as discussed above and any payments that may be made in respect of our outstanding convertible notes issued in September 1999 and due 2029 and funding relating to our management opportunities described under "Financing Activities" and "Investing/Divesting Activities", we do not anticipate any further material change in respect of these commitments over the remainder of the current year. These contractual obligations and other commitments are more fully described in the MD&A for the year ended December 31, 2003.


CASH FROM OPERATIONS

During the three months and six months ended June 30, 2004, we generated $28.7 million and $33.6 million, respectively, from operations, as compared to $15.1 million and $37.0 million, respectively, for the same periods in 2003.

The increase in cash from operations of $13.6 million in the second quarter of 2004 resulted primarily from an increase in cash contributed by management operations of $9.9 million, a decrease in cash used in ownership and corporate operations of $3.9 million and a decrease in legal and enforcement costs paid of $4 million, partially offset by an increase in working capital of $3.2 million, primarily relating to an increased accrual relating to the incentive fee improvement.

The decrease in cash from operations of $3.4 million in the first six months of 2004 resulted primarily from an increase in cash contributed by management operations of $12.9 million, a decrease in cash used in ownership and corporate operations of $7.6 million and a decrease in legal and enforcement costs paid of $5.1 million, partially offset by an increase in working capital of $27.5 million, primarily as a result of income tax refund received in the first half of 2003 and an increase in the accrual related to improved incentive fees.


INVESTING/DIVESTING ACTIVITIES

Part of our business strategy is to invest a portion of available cash to obtain management agreements or enhance existing management arrangements. These investments in, or advances in respect of or to owners of, properties are made where we believe that the overall economic return to Four Seasons justifies the investment or advance.

During the first six months of 2004, we funded $71 million in such management opportunities, including amounts advanced as loans receivable and investments in hotel partnerships such as Hampshire, Whistler and Palo Alto. This level of investment was consistent with our business plan, with the investments being made to secure new long-term management agreements or to enhance existing management arrangements.

In July 2004, we sold our 8% interest in Four Seasons Hotel Amman and our 100% interest in Four Seasons Resort Whistler (substantially all of which was acquired during the quarter). On a combined basis, we received proceeds of approximately $47 million, which approximated book value. We continue to manage the properties under long-term management contracts.

During the remaining six months of 2004, we expect to fund approximately $35 million in respect of investments in, or advances to, various projects, including additional funding in Palo Alto, properties in Washington and Geneva and the expansion of corporate office facilities.

OUTSTANDING SHARE DATA

--------------------------------------------------------------------------------
DESIGNATION                                                  OUTSTANDING AS AT
                                                              AUGUST 5, 2004
--------------------------------------------------------------------------------
Variable Multiple Voting Shares(a)                                   3,832,172
--------------------------------------------------------------------------------
Limited Voting Shares                                               31,853,658
--------------------------------------------------------------------------------
Options to acquire Limited Voting Shares:
--------------------------------------------------------------------------------
     Outstanding                                                     5,498,799
--------------------------------------------------------------------------------
     Exercisable                                                     2,822,751
--------------------------------------------------------------------------------
Convertible Notes issued September 1999 and due 2029(b)    US$214.2 million(c)
--------------------------------------------------------------------------------
Convertible Senior Notes issued June 2004 and due 2024(d)  US$250.6 million(e)
--------------------------------------------------------------------------------

a) Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

b) Subject to adjustment in certain circumstances, each US$1,000 principal amount of notes is convertible, at the option of the holder, into 5.284 Limited Voting Shares (3,463,155 Limited Voting Shares in aggregate). We have the right to acquire notes that are tendered for conversion for cash equal to the then fair market value of the underlying Limited Voting Shares.

c) This amount is equal to the issue price of the convertible notes issued September 1999 and due 2029 plus accrued interest calculated at 4.5% per annum.

d) Details on the convertible senior notes are more fully described under "Financing Activites".

e) This amount is equal to the issue price of the convertible senior notes issued June 2004 and due 2024 plus accrued interest calculated at 1.875% per annum.



LOOKING AHEAD

The MD&A for the year ended December 31, 2003 provided certain forward-looking information regarding our expectations for 2004.

Based on the travel trends that we experienced in the first and second quarter of 2004 and that we currently are observing, we expect RevPAR for worldwide Core Hotels in the third quarter to increase more than 10%, as compared to the same period last year. We expect that this improvement will result from occupancy and pricing improvements in all geographic regions in the third quarter of 2004.


CHANGES IN ACCOUNTING POLICIES

In December 2001, the Canadian Institute of Chartered Accountants ("CICA") issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships and was effective for fiscal years beginning on or after July 1, 2003. Effective January 1, 2004, we ceased designating our US dollar forward contracts as hedges of our US dollar revenues. These contracts were entered into during 2002, and all of these contracts will mature during 2004. The foreign exchange gains on these contracts of $14.6 million, which were deferred prior to January 1, 2004, will be recognized throughout 2004 as an increase of fee revenues. Effective January 1, 2004, our US dollar forward contracts are being marked-to-market on a monthly basis with the resulting changes in fair values being recorded as a foreign exchange gain or loss. The impact of ceasing to designate our US dollar forward contracts as hedges of our US dollar revenues was to decrease net earnings by $205,000 and $376,000, respectively, for the three months and six months ended June 30, 2004 and to increase receivables by $6.6 million and accounts payable and accrued liabilities by $7.2 million as at June 30, 2004.

As a result of adopting the CICA Section 1100, "Generally Accepted Accounting Principles", which was issued in 2003 and was effective for 2004, we began recording all reimbursed costs in revenue on a gross, rather than net, basis. These costs include marketing, reservations, and advertising charges, as well as the out-of-pocket expense charges, which we charge to properties under management on a cost recovery basis. For the second quarter of 2003, reimbursed costs have also been reclassified on a consistent basis and included in revenues.

Effective January 1, 2004, we also adopted the following  accounting  standards:
Accounting for Asset Retirement Obligations, Impairment of Long-Lived Assets, Revenue Recognition and Revenue Arrangements with Multiple Deliverables, all of which are more fully described in the MD&A for the year ended December 31, 2003. The application of these accounting treatments did not have a material impact on our interim financial statements. See also note 1 to the interim consolidated financial statements.


CRITICAL ACCOUNTING ESTIMATES

Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and contingencies. We are also required to evaluate the estimates that we use.

We base our estimates on past experience and other factors that we believe are reasonable under the circumstances. Because this process of estimation involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.

We believe the following critical accounting estimates are the more significant judgments and estimates used in the preparation of our consolidated financial statements.

RECOVERABILITY OF INVESTMENTS

Estimates are required to be used by management to assess the recoverability of our investments in long-term receivables, hotel partnerships and corporations, management contracts, and trademarks and trade names.

Long-term receivables are reviewed for impairment when significant events or circumstances occur, including, but not limited to, the following: changes in general economic trends, defaults in interest or principal payments, deterioration in a borrower's financial condition or creditworthiness (including severe losses in the current year or recent years), or a significant decline in the value of the security underlying a loan. We measure the impairment of long-term receivables based on the present value of expected future cash flows (discounted at the original effective interest rate) or the estimated fair value of the collateral. If an impairment exists, we establish a specific allowance for doubtful long-term receivables for the difference between the recorded investment and the present value of the expected future cash flows or the estimated fair value of the collateral. We apply this impairment policy individually to all long-term receivables and do not aggregate long-term receivables for the purpose of applying this policy.

For investments in hotel partnerships and corporations, we determine if there is an impairment in value by reviewing periodic independent valuations and the undiscounted cash flows of the related property. In the event of a decline in value of the investment that is other than temporary, the investment is written down to its estimated recoverable amount.

Investments in management contracts and investments in trademarks and trade names are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of investments in management contracts or investments in trademarks and trade names may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the investment to estimated undiscounted future cash flows expected to be generated by the investment. If the carrying amount of the investment exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the investment exceeds its fair value.

Estimates of recoverable amounts and future cash flows are based on estimates of the profitability of the related managed properties, which, in turn, depend upon assumptions regarding future conditions in the general or local hospitality industry, including competition from other hotels, changes in travel patterns, and other factors that affect the properties' gross operating revenue and profits. Estimates of recoverable amounts and future cash flows may also depend upon, among other things, periodic independent valuations, assumptions regarding local real estate market conditions, property and income taxes, interest rates and the availability, cost and terms of financing, the impact of present or future legislation or regulation, debt incurred by the properties that rank ahead of debt owed to us, owners' termination rights under the terms of the management agreements, disputes with owners, and other factors affecting the profitability and salability of the properties and our investments.

These assumptions, estimates and evaluations are subject to the availability of reliable comparable data, ongoing geopolitical concerns and the uncertainty of predictions concerning future events. Accordingly, estimates of recoverable amounts and future cash flows are subjective and may not ultimately be achieved. Should the underlying circumstances change, the estimated recoverable amounts and future cash flows could change by a material amount.

INCOME TAXES

We account for income taxes using the liability method and calculate our income tax provision based on the expected tax treatment of transactions recorded in our consolidated financial statements. Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using substantively enacted tax rates. In determining the current and future components of the tax provision, management interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. If our interpretations differ from those of the tax authorities, enacted tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

In measuring the amount of future income tax assets and liabilities, we are periodically required to develop estimates of the tax basis of assets and liabilities. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, changes in these estimates could occur that could materially affect the amounts of future income tax assets and liabilities recorded in our consolidated financial statements. For the year ended December 31, 2003, the most significant tax bases estimate that would be affected by differences in interpretation of tax laws was the accumulated net operating losses carried forward of $30.6 million.

For every material future tax asset, we evaluate the likelihood of whether some portion or all of the asset will not be realized. This evaluation is based on, among other things, expected levels of future taxable income and the pattern and timing of reversals of temporary timing differences that give rise to future tax assets and liabilities. If, based on the available evidence, we determine that it is more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, we record a valuation allowance against that asset. For the year ended December 31, 2003, the future income tax asset was $13.2 million, net of a valuation allowance of $3.0 million.


ADDITIONAL INFORMATION

Additional information about us (including our most recent annual information form, MD&A and our audited financial statements for the year ended December 31,
2003) is available on SEDAR at www.sedar.com.

1. Eight Quarter Summary:

----------------------- ----------------------- ------------------------ ---------------------- ----------------------
(In millions of             Second Quarter           First Quarter          Fourth Quarter          Third Quarter
dollars except per
share amounts)
----------------------- ----------------------- ------------------------ ---------------------- ----------------------
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
                               2004      2003(a)       2004       2003(a)     2003(a)     2002       2003(a)     2002
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------

Consolidated revenues(b)   $97.0       $80.8       $75.3       $72.4       $87.9       $92.9      $72.6       $76.1
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
Earnings (loss)
before other
operating items:
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Management                30.1        20.5        22.5        19.6        20.7        21.6       18.8        15.5
  operations
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Ownership and             (1.7)       (5.5)       (9.7)       (13.2)      (2.0)       (4.6)      (9.4)       (6.6)
  corporate operations
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
Net earnings (loss):
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Total                    $17.3       $(1.4)      $11.5       $(9.3)      $11.7       $ 7.6      $4.4        $(12.3)
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Basic earnings           $0.49       $(0.04)     $ 0.33      $(0.27)     $0.33       $ 0.22     $0.13       $(0.35)
  (loss) per share(c)
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------
  Diluted earnings         $0.46       $(0.04)     $ 0.31      $(0.27)     $0.32       $ 0.22     $0.12       $(0.35)
  (loss) per share(c)
----------------------- ------------ ---------- ------------ ----------- ----------- ---------- ----------- ----------

     a)  In December 2003, the CICA amended  Section 3870 of its Handbook to require  entities to account for employee stock options using the fair  value-based  method,  beginning  January 1, 2004. In accordance with one of the  transitional  alternatives permitted under amended Section 3870, in the fourth quarter of 2003 we prospectively  adopted the fair  value-based  method with respect to all employee stock options granted on or after January 1, 2003. Accordingly,  options granted prior to that date continue to be accounted for using the settlement  method,  and results for each of the quarters in 2002 have not been restated.  In accordance  with the new standard,  however,  the reported  results for the first three  quarters of 2003 are required to be restated.  The prospective  application of adopting the fair value-based  method  effective  January 1, 2003 resulted in the following restatements:  1st Quarter 2003 -- no effect on net loss or basic and diluted loss per share; 2nd
         Quarter 2003 -- increase in net loss of $0.1 million and no effect on basic and diluted loss per share; 3rd Quarter and 4th
         Quarter 2003 -- in each  quarter,  a decrease in net earnings of $0.4 million and a decrease in basic and diluted  earnings per share of $0.01 for each quarter.

     b)  As a result of adopting Section 1100,  "Generally  Accepted  Accounting  Principles",  which was issued by the CICA in July
         2003, and was effective January 1, 2004, we have included the reimbursement of all out-of-pocket  expenses in both revenues and expenses  instead of recording  certain  reimbursed costs as a "net" amount.  As a result of this change,  consolidated revenues have been restated as follows:  1st Quarter 2003 - increase of $11.3 million; 2nd Quarter 2003 - increase of $10.9 million;  3rd Quarter 2003 - increase of $10.3 million;  4th Quarter 2003 - increase of $12.6  million;  3rd Quarter 2002 -
         increase of $13.9 million; 4th Quarter 2002 - increase of $16.0 million.

     c)  Quarterly  computations of per share amounts are made independently on a quarter-by-quarter  basis and may not be identical to annual computations of per share amounts.

2. RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate per room occupied and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

3. The term "Core Hotels" means hotels and resorts under management for the full year of both 2004 and 2003. However, if a "Core Hotel" has undergone or is undergoing an extensive renovation program in one of those years that materially affects the operation of the property in that year, it ceases to be included as a "Core Hotel" in either year. Changes from the 2003/2002 Core Hotels are the additions of Four Seasons Hotel Amman, Four Seasons Resort Sharm el Sheikh, Four Seasons Hotel Shanghai and Four Seasons Hotel Tokyo at Marunouchi and the deletion of Four Seasons Biltmore Resort (Santa Barbara), which is undergoing an extensive renovation program in 2004.

4. Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

5. The following table illustrates the impact of adopting the new accounting standard (CICA Section 1100 - "Generally Accepted Accounting Principles", as it relates to the reimbursement of out-of-pocket costs) on a pro forma basis in the quarters for 2003 as if the new standard was applicable during that time.

----------------------------------------------------------------------------------------------------------------------
(In thousands of dollars)                                                                    2003
----------------------------------------------------------------------------------------------------------------------
                                                                          First      Second       Third     Fourth
                                                                         Quarter     Quarter     Quarter    Quarter
----------------------------------------------------------------------------------------------------------------------
Revenues:
----------------------------------------------------------------------------------------------------------------------
             Fee revenues                                                  $29,305     $29,351    $28,822     $33,052
----------------------------------------------------------------------------------------------------------------------
             Cost reimbursements previously included in fee revenues*        6,925       7,381      7,395       7,525
----------------------------------------------------------------------------------------------------------------------
             Additional cost reimbursements                                 11,526      11,190     10,469      12,892
----------------------------------------------------------------------------------------------------------------------
             Total revenues                                                 47,756      47,922     46,686      53,469
------------ ---------------------------------------------------------------------------------------------------------
Operating costs and expenses:
----------------------------------------------------------------------------------------------------------------------
             General and administrative expenses                             9,736       8,901      9,980      12,391
----------------------------------------------------------------------------------------------------------------------
             Reimbursed costs                                               18,451      18,571     17,864      20,417
----------------------------------------------------------------------------------------------------------------------
             Total expenses                                                 28,187      27,472     27,844      32,808
----------------------------------------------------------------------------------------------------------------------
Total earnings from Management operations before other operating           $19,569     $20,450    $18,842     $20,661
items
----------------------------------------------------------------------------------------------------------------------
       * Marketing and reservation fees were included in both fee revenues and general and administrative expenses in 2003 and earlier years.

6. The management operations profit margin represents management operations earnings before other operating items, as a percent of management operations revenue, excluding reimbursed costs.

7. Included in ownership and corporate operations are the consolidated revenues and expenses from our 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin, distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses related, in part, to these ownership interests.

8. Adjusted net earnings is equal to net earnings (loss) plus (i) foreign exchange loss, less (ii) foreign exchange gain, plus (iii) asset impairment charge, each tax-effected as applicable. Adjusted net earnings, as we calculate it, may not be comparable to adjusted net earnings used by other companies, which may be calculated differently. In addition, adjusted net earnings is not intended to represent net earnings as defined by Canadian GAAP and should not be considered an alternative to net earnings or any other measure of performance prescribed by Canadian GAAP. It is included because we believe it can assist in the period-over-period comparability of our financial performance.

     A reconciliation of net earnings (the nearest Canadian GAAP measure to adjusted net earnings) to adjusted net earnings is as follows:

                                                            THREE MONTHS ENDED             SIX MONTHS ENDED
     (UNAUDITED)                                                 JUNE 30,                      JUNE 30,
     (IN THOUSANDS OF DOLLARS)                           2004             2003            2004            2003
     --------------------------------------------------------------------------------------------------------------
     NET EARNINGS (LOSS)                             $    17,334     $      (1,414)  $     28,808      $   (10,702)
     ADJUSTMENTS:
         Foreign exchange loss (gain)                      2,969             9,235         (1,661)          17,502
         Net asset impairment charge*                         42             2,898            351            7,539
     TAX EFFECT OF ADJUSTMENTS                            (1,174)           (1,910)          (583)          (3,024)
                                                      -------------------------------------------------------------
     ADJUSTED NET EARNINGS                           $    19,171     $       8,809   $     26,915      $    11,315
                                                      =============================================================
     ADJUSTED BASIC EARNINGS PER SHARE               $      0.54     $        0.25   $       0.76      $      0.32
                                                      =============================================================
     ADJUSTED DILUTED EARNINGS PER SHARE             $      0.51     $        0.25   $       0.73      $      0.32
                                                      =============================================================
     *INCLUDES LEGAL AND ENFORCEMENT COSTS.


                                      * * *

All dollar amounts referred to in this document are Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

                                      * * *

This document contains "forward-looking statements" within the meaning of federal securities laws, including RevPAR, profit margin and earnings trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in our annual information form and management's discussions and analysis. Those risks and uncertainties include the rate and extent of the current economic recovery and the rate and extent of the lodging industry's recovery from the terrorist attacks of September 11, 2001 and subsequent terrorist attacks, Severe Acute Respiratory Syndrome (SARS), the civil unrest in Iraq and elsewhere, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. All forward-looking statements in this document are qualified by these cautionary statements. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.